Exhibit 4.3

This is the legal document governing ArcelorMittalShares.

Refer to the ArcelorMittalShares booklet

for a summary of the New Plan and

an explanation of key plan features.

ArcelorMittal

Global Stock Option Plan

Effective May 15, 2009

i

The ArcelorMittal Global Stock Option Plan

Article 1. Establishment, Objectives and Duration

1.1	Establishment of the New Plan. ArcelorMittal (the “Company”) hereby establishes a worldwide employee stock option plan called the “ArcelorMittal Global Stock Option Plan 2009-2018” dated and effective on May 15, 2009 (the “New Plan”). This New Plan will replace the existing ArcelorMittal Global Stock Option Plan (the “Former Plan”) effective May 15, 2009 when the New Plan enters into force, it being understood that the Former Plan will continue to govern the Awards granted under it, provided that no further Awards shall be granted under the Former Plan from May 15, 2009 included.

1.2	Purpose. The purpose of the New Plan is to advance the interests of the Company by giving certain key employees a stake in the Company’s future growth and success, by facilitating the recruitment or the retention of key employees for the Company, and by strengthening the alignment of interests between such employees and the Company’s shareholders through the increased ownership by such employees of shares of the Company’s common stock.

1.3	Duration of the Plan. The New Plan is expected to be adopted by the general meeting of shareholders on May 12, 2009 and will become effective on May 15, 2009 as described in Section 1.1 (the “Effective Date”). The New Plan will automatically terminate on June 1, 2019 (the “Termination Date”) unless terminated earlier by a decision of the Board of Directors or of the shareholders. No Award may be granted after the Termination Date but Awards theretofore granted shall continue in force beyond that date until such Awards expire pursuant to the Award documentation.

Article 2. Definitions

Whenever used in the New Plan, the following capitalized terms shall have the meanings set forth below:

2.1	“Affiliate” means any entity in which the Company has an ownership interest of fifty percent (50%) or more.

2.2	“Award” means a grant of an Option or SAR (as defined below) under the Plan.

2.3	“Award Period” means (i) the period commencing on May 15, 2009 and ending on June 30, 2009; and (ii) thereafter, a period commencing 48 hours after the announcement of the results for the first, second, third or the fourth quarter of the Company’s financial year and ending on the last day of each respective calendar quarter; provided that, if the Company is prevented by statute, order, regulation or government directive or insider dealing rules from granting Awards within all or part of any such periods, then the Committee may grant Awards within the period of twenty-one (21) days immediately after the lifting of such restriction. Awards may only be granted during an Award Period, except that the Committee may decide in principle the grant of an Award outside an Award Period (e.g., during a Closed Period), in which case the grant of the Award will effectively occur on the first Luxembourg business day immediately after the end of the Closed Period in question.

2.4	“Board” or “Board of Directors” means the Board of Directors of the Company.

2.5	“Closed Period” means a period during which any transactions in Shares are prohibited. Closed Periods change annually and are published on www.arcelormittal.com under “Investors & Shareholders – Corporate Governance – Financial Calendar – Earnings Results & Closed Periods.”

2.6	“Committee” means the Appointments, Remuneration and Corporate Governance Committee of the Board or such other committee appointed by the Board to administer the New Plan.

2.7	“Common Stock” means the Shares of the Company.

2.8	“Disability” or “Disabled” means qualifying for benefits under a long term disability pay plan maintained by the Company or any Affiliate, or as required by or available under applicable law, or in absence of any such plan or law, as determined by the Committee.

2.9	“Eligible Employee” means any member of the senior management of the Company or any of its Affiliates, meaning, for the purposes of the New Plan only, any person whom the Committee, in exercising its discretion, designates as such, provided that the members of the Board of Directors of the Company may never qualify as “Eligible Employees”, except for the Chairman of the Board if the role of Chairman of the Board is held by a person who is also an employee of the Company.

2.10	“European Shares” means Shares of the Company that are in registered form on the shareholders’ register maintained by the Company and admitted to trading on certain regulated markets in the European Union.

2.11	“Fair Market Value” means the average of the high and low prices of a share of Common Stock on the New York Stock Exchange on the last day on which a trade occurred preceding the relevant date, or as otherwise determined by the Committee.

2.12	“Grant Date” means the date determined by the Committee upon which Awards are granted to Participants pursuant to the terms of this New Plan.

2.13	“Luxembourg Shares” means the Shares, other than the European Shares and the New York Shares, that are registered in the names of their respective owners on the nominative register of shareholders maintained by the Company in Luxembourg (registre des actionnaires).

2.14	“New York Shares” means the Shares of the Company that are in registered form on the New York shareholder sub-register maintained by the U.S. Transfer Agent and which are traded on the New York Stock Exchange.

2.15	“Option” means a right to purchase a specified number of, at the election of the Company, existing or newly issued shares of Common Stock at the Option Exercise Price.

2.16	“Option Exercise Price” means the price at which a share of Common Stock may be purchased by a Participant pursuant to an Option.

2.17	“Participant” means an Eligible Employee who is an employee (including a director or an officer) of the Company or any of its Affiliates and who has been selected by the Committee, in its sole discretion, to receive an Award or who has an Award outstanding that was granted under the New Plan or, where the context so requires, a former Eligible Employee or any person becoming entitled to any such Award as a consequence of the death of the original Participant.

2.18	“Plan Administrator” means Fortis Intertrust or any other institution that the Board may designate from time to time.

2.19	“Retirement” means, strictly for purposes of this New Plan, retirement at age 60 or otherwise with the consent of the Committee.

2.20	“SAR” means an Award pursuant to which the Participant receives a right to a cash settlement payment upon exercise equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the SAR Exercise Price multiplied by the number of SARs granted.

2.21	“SAR Exercise Price” shall have the meaning ascribed to such term in Section 6.1(b).

2.22	“Shares” means shares in the share capital of the Company.

2.23	“U.S. Transfer Agent” means The Bank of New York Mellon, or any such other institution that the Board may designate from time to time.

Article 3. Administration

The New Plan and all Awards granted pursuant hereto shall be administrated by the Committee. The Committee may, from time to time, adopt rules and regulations for carrying out the provisions and purposes of the New Plan. The Committee, in its absolute discretion, shall have the power to interpret and construe the New Plan; provided, however, that the Committee or the Board may designate persons other than members of the Committee to carry out such responsibilities of the Committee under the New Plan as it may deem appropriate. Any interpretation or construction of any provision of this New Plan by the Committee shall be final and conclusive upon all concerned persons. No member of the Committee or the Board shall be liable for any action or determination made hereunder in good faith.

Article 4. Shares Subject to the New Plan

4.1	Number of Shares Available for Awards. The Common Stock available with respect to all Awards that may be granted under the New Plan shall not exceed one hundred million (100,000,000) in the aggregate, subject to adjustment under section 4.2 herein, it being understood that (i) this amount of Common Stock is not, as of the date of the annual general meeting of shareholders on 12 May 2009, part of the Company’s authorized share capital and (ii) Shares held in treasury by the Company may also be allocated to Participants in connection with Awards, and such Shares held in treasury shall be counted against the 100,000,000 total referred to above.

4.2

Changes in Capitalization. In the event there are any changes in the Common Stock or the capitalization of the Company through a corporate transaction, such as any merger, any acquisition through the issuance of Common Stock, any consolidation, any split of the Company (including a spin-off or other distribution of Common Stock), any reorganization of the Company, or any partial or complete liquidation of the Company, recapitalization, stock dividend, stock split, or other change in the corporate structure of the Company, appropriate adjustments and changes shall be made by the Committee at the discretion of the Committee to the extent necessary to preserve the benefit to the Participant contemplated hereby, in order to reflect such changes in (i) the aggregate number of shares of Common Stock subject to the New Plan; (ii) the number of shares of Common Stock for which Awards may be granted or awarded to any Participant; (iii) the number of Options and the Option Exercise Price with respect to outstanding Options; (iv) the number of SARs and the SAR Exercise Price with respect to the outstanding SARs; and (v) such other provisions of the New Plan as may be necessary and equitable to carry out the foregoing purposes.

Article 5. Eligibility and Participation

An Award may be granted by the Committee, in its discretion, only to an Eligible Employee who is actively employed (including appointed as a director or an officer) by the Company or any Affiliate on the Grant Date. The granting of Awards under the terms of this New Plan is made at the sole discretion of the Committee and does not entitle a Participant to receive future Awards. The adoption of this New Plan shall not be deemed to give any Eligible Employee any right to be granted an Award, except to the extent as may be determined by the Committee.

Article 6. Awards

6.1	Awards. The Award to each Participant under the New Plan shall consist of either Options or SARs. The Committee shall determine (i) the number of shares of Common Stock to be covered by each Award; (ii) when Awards are first exercisable and the period of exercise; (iii) the exercise price; and (iv) any withholding requirements. An Award may only be granted in an Award Period. The Award shall be evidenced by the issue of a certificate in the form as may be decided by the Committee from time to time and which shall contain the number of shares of Common Stock covered by the Award and the terms and conditions of the Award. No consideration shall be payable for the Award.

a.	Term of Award. The term of each Award shall be no more than ten (10) years from the Grant Date, except as provided in Section 6.1.h.

b.	Exercise Price. The Option Exercise Price, or the SAR Exercise Price with respect to SARs, shall not be less than the Fair Market Value of the Common Stock on the Grant Date. Notwithstanding the immediately preceding sentence, the Option Exercise Price or the SAR Exercise Price, as the case may be, may never be less than the nominal value or the accounting par value of the Common Stock.

c.	Limitations on Exercise. Awards do not provide the Participant with any rights or interests until they vest and become exercisable in accordance with the following:

i.	An Award shall vest in its entirety upon the Participant’s termination of employment due to death, Disability or Retirement; or

ii.	Otherwise, one-third (33 1/3%) of the Award shall vest, on a cumulative basis, upon each of the first, second and third anniversaries of the Grant Date, provided the Participant has continued in the employment of the Company or an Affiliate through such anniversary or anniversaries.

Awards which are exercisable at the time of termination of employment continue to be exercisable until terminated as described in Section 6.1.d.

Awards which are not and do not become exercisable at the time of the Participant’s termination of employment shall, coincident therewith, terminate and be of no force or effect.

d.	Termination of Awards. Except as otherwise provided under the terms of an Award, the Awards, which become exercisable as provided in Section 6.1.c above, shall terminate and be of no force or effect in the following events:

i.	If the Participant’s employment terminates during the term of an Award by reason of death, Disability, or Retirement, the Award terminates and has no force or effect upon the earlier of (a) three (3) years after the date of termination, or (b) the expiration of the term of the Award as provided in Section 6.1.a;

ii.	If the Participant’s employment terminates during the term of an Award for any other reason, the Award terminates and has no force or effect upon the earlier of (a) three (3) months after the date of termination, or (b) the expiration of the term of the Award as provided in Section 6.1.a; and

iii.	If the Participant continues in the employ of the Company or an Affiliate through the term of an Award, the Award terminates and has no force or effect upon the expiration of its term as provided in Section 6.1.a.

iv.	Former employees and retirees of the Company whose Awards expire during a Closed Period are authorized to exercise their options until the end of the first Luxembourg business day (Central European Time) of the open period after the Termination Date.

e.	Non-transferability. No Award granted under the New Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all Awards granted to a Participant under the New Plan shall be exercisable during his or her lifetime only by such Participant.

f.

Exercise of Options. Options may be exercised through the tOption portal accessible from the Company’s website (www.arcelormittal.com under “About_- Management - Stock Options Programme” or any other successor page) in accordance with the applicable procedures. Such election: (a) shall be executed by the Participant or his or her legal representative; (b) shall specify the number of Options being exercised and thus the number of full shares of Common Stock then elected to be purchased with respect to the exercise of the Options; and (c) shall be accompanied by payment in full of the Option Exercise Price for the shares of Common Stock to be purchased.

The shares of Common Stock delivered to a Participant who has exercised his or her Option shall consist of either European Shares or New York Shares, to be determined in its sole discretion by the Company. In addition, in its sole discretion, the Company may elect, at its discretion, to deliver newly issued Shares or Shares held in treasury by the Company to satisfy its obligations to a Participant.

As promptly as practicable after receipt of the election to exercise, the Plan Administrator or U.S. Transfer Agent, as the case may be, shall cause the registration or other qualification of the shares of Common Stock delivered to a Participant. The Plan Administrator or U.S. Transfer Agent, as the case may be, shall also cause to be issued and delivered to the Participant or his or her legal representative, as the case may be, certificates for the shares of Common Stock so purchased. Such certificates shall be issued in the Participant’s name (or, at the discretion of the Participant, jointly in the names of the Participant and the Participant’s spouse).

The Option Exercise Price shall be payable in full either: (a) in cash or its equivalent (acceptable cash equivalents shall be determined at the sole discretion of the Committee); or (b) by tendering previously acquired shares of Common Stock having an aggregate Fair Market Value at the time of exercise equal to the total Option Exercise Price (provided that the shares of Common Stock which are tendered must have been held by the Participant for at least six months prior to their tender to satisfy the Option Exercise Price); or (c) by a combination of (a) and (b).

Subject to the approval of the Committee (as defined in the New Plan), the Participant may be permitted to exercise pursuant to a “cashless exercise” procedure as permitted by the United States Federal Reserve Board’s Regulation T, subject to securities law restrictions, or by any other means which the Committee, in its sole discretion, determines to be consistent with the New Plan’s purpose and applicable laws.

After the Participant has exercised his Options and the relevant shares of Common Stock have been duly delivered, these Shares shall be freely transferable, subject to the restrictions provided by the articles of association of the Company and applicable laws.

g.	Stock Appreciation Rights. The Committee may grant SARs in lieu of Options under the New Plan. SARs may be exercised through the tOption portal accessible from the Company’s website (www.arcelormittal.com under “About_- Management - Stock Options Programme” or any other successor page) in accordance with the applicable procedures. Such election: (a) shall be executed by the Participant or his or her legal representative, and (b) shall specify the number of SARs being exercised. As promptly as practicable after receipt of the election to exercise, the Participant or his or her legal representative, as the case may be, shall be paid a cash settlement payment equal to the difference between the SAR Exercise Price and the Fair Market Value of the Common Stock on the date of exercise multiplied by the number of SARs being exercised.

h.	Additional Terms. The Board may, in its discretion: (a) establish local country plans as sub-plans to this New Plan, each of which may be attached as an appendix hereto; and (b) take any action, before or after an Award is made, which it deems advisable to obtain or comply with any necessary local government regulatory exemptions or approvals; provided that the Board may not take any action hereunder which would violate any securities law or any governing statute.

Article 7. General Provisions

7.1	No Additional Rights. Nothing in the New Plan shall interfere with or limit in any way the right of the Company to terminate any Participant’s employment at any time, or confer upon any Participant any right to continue in the employ of the Company.

No employee shall have the right to be selected to receive an Award under this New Plan or having been so selected, to be selected to receive a future Award.

Neither the Award nor any benefits arising under this New Plan shall constitute part of a Participant’s employment contract with the Company or any Affiliate, and accordingly, this New Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to liability on the part of the Company or any Affiliate for severance payments.

7.2	No Effect on Other Benefits. The receipt of Awards under the New Plan shall have no effect on any benefits and obligations to which Participant may be entitled from the Company or any Affiliate, under another plan or otherwise, or preclude a Participant from receiving any such benefits.

7.3	Rights as a Stockholder. A Participant shall have none of the rights of a shareholder with respect to shares of Common stock covered by any Award until the Participant becomes the record holder of such shares as determined by the records of the Plan Administrator or U.S. Transfer Agent, as the case may be.

7.4	Continuation of Employment. This Agreement shall not confer upon the Participant any right to continuation of employment by the Company, nor shall this Agreement interfere in any way with the Company’s right to terminate the Participant’s employment at any time.

7.5	Binding Effect. Any decision made or action taken by the Company, the Board, or by the Committee arising out of or in connection with the construction, administration, interpretation, and effect of the New Plan shall be conclusive and binding upon all persons, including the Company, its shareholders, employees, Participants, and their estates and beneficiaries.

7.6	Inalienability of Benefits and Interests. No benefit payable under, or interest in, the New Plan, other than by will or by the laws of descent and distribution, shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or charge, and any such attempted action shall be void and no such benefits or interest shall be in any manner liable for or subject to debts, liabilities, engagements, or torts of any Participant or beneficiary.

7.7	Requirements of Law. The granting of Awards and the issuance of shares of Common Stock under the New Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

7.8	Withholding. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all taxes required by law or regulation to be withheld with respect to any taxable event arising as a result of this New Plan.

7.9	Amendments. The Board of Directors may at any time and from time to time alter, amend, suspend, or terminate the New Plan in whole or in part; however, no amendment, suspension or termination of the New Plan shall be permitted that would impair or diminish, in any material respect, any outstanding Award without the written consent of the Participant to whom such Award was granted.

7.10	Delivery of Title. The Company shall have no obligation to issue or deliver evidence of title for shares of Common Stock under the New Plan prior to:

a.	Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

b.	Completion of any registration or other qualification of the shares of Common Stock under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable.

7.11	Listing. The Company may use reasonable endeavors to register the shares of Common Stock allotted pursuant to the exercise of an Option with the United States Securities and Exchange Commission or to effect compliance with the registration, qualification, and listing requirements of any national or foreign securities laws, stock exchange, or automated quotation system.

7.12	Governing Law. Except for any sub-plan established pursuant to Section 6.1.h, the New Plan and all agreements hereunder shall be construed in accordance with and governed by the laws of state of New York, United States of America.

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